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                                                                  Exhibit 16


Letter dated April 18, 2002 from PricewaterhouseCoopers LLP to the Security and Exchange Commission.


April 18, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Commissioners:

         We have read the statements made by Applied Digital Solutions, Inc. (copy attached), which was filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K report dated April 11, 2002. On March 27, 2002, we issued a report to the Audit Committee listing two material weaknesses from prior years. Management has represented they have implemented remedial action plans. Since we have performed no audit procedures subsequent to the date of our report, we can not confirm the effectiveness of these remedial actions. Otherwise, we agree with the statements concerning our Firm in such Form 8-K.


Very truly yours,




/s/ PricewaterhouseCoopers LLP